FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media
Information

                                9 February 2006


                        BG Group Strategy Presentation
                       BG Group Lifts Earnings Potential

In conjunction with its fourth quarter and full year results, BG Group will today hold a presentation on the Group's strategy, raising its earnings growth outlook to 2009 for the second successive year. The event will be hosted by Sir Robert Wilson, Chairman, Frank Chapman, Chief Executive and Ashley Almanza, Chief Financial Officer.

A webcast of the event can be accessed live at 2.00pm via the BG Group website (www.BG-Group.com), after which a recording of the webcast and a copy of the slide presentation will be available at this site.

Chief Executive Frank Chapman said: "Today we're reporting another set of record results and further improvements to our expected earnings trajectory. We are increasing our E&P and LNG volume targets for the second year in a row and we have added yet more value to our framework for growth to 2009 and beyond. Our overall aim is to continue delivering exceptional value to shareholders, and I am confident that we are well placed to do so."

Key messages from the presentation

   - BG has increased its 2006 E&P volume target from 580,000 barrels of oil equivalent per day (boed) to 600,000 boed and its LNG volume target from
     6.9 million tones per annum (mtpa) to 7.1 mtpa;
   - BG has a distinctive long-life asset base. The Group expects that the assets it had onstream in 2003 will produce as much in 2012 as they did in 2003 - 400,000 barrels of oil equivalent per day. These assets form a strong base for future growth. They include the UK North Sea hubs, Tunisia, Karachaganak (Kazakhstan) and Trinidad.
   - BG has further improved its earnings trajectory out to 2009. Buzzard in the UK North Sea, Hasdrubal in Tunisia, Karachaganak, US LNG and Comgas in Brazil will be among the main contributors to that growth.
   - Looking further out - to 2012 - BG's growth will be sustained by further significant projects and opportunities, most of which are already in the Group's portfolio. They include further development of Karachaganak, Bongkot South in Thailand and OK LNG in Nigeria among others.
   - BG has made significant additions to its portfolio of exploration acreage - up by over 45,000 square kilometres in 2005. This should underpin the Group's sustained growth well into the next decade

Data from the presentation

   - BG expects E&P volume growth of 5 - 7% per annum from 2006 to 2009 and 6
     - 10% per annum from 2005 to 2012
   - BG expects average LNG supply growth of 28% per annum to 2009 and supply growth of 20 - 25% per annum from 2005 to 2012.
   - BG's expects T&D earnings to be driven by Comgas which expects to sustain average volume growth of 10% per annum to 2010.
   - BG's reserves and resources now amount to over 7 billion barrels of oil equivalent and can deliver some 38 years of production. BG has 2P reserves amounting to 19 years of production at 2005 levels.
   - Capex in 2006 will amount to GBP2 billion. For projects to be completed in 2007 - 2009 the total spend will be GBP4.8 billion. Investment opportunities in 2010 - 2012 are expected to be at least GBP6 - 7 billion.

Key country & sector highlights
UK North Sea

   - Buzzard is the most significant North Sea discovery in the last 10 years with gross 2P reserves of 510 million barrels of oil equivalent (mmboe). It is due on stream by the end of 2006 and BG's production is expected to plateau at 41,000 barrels of oil per day (bopd).
   - Consolidating BG's North Sea activities around a series of hubs will allow it to continue developing smaller accumulations more rapidly, adding value to and extending the life of existing assets. Planned North Sea production from 2007 to 2009 is expected to be 11% higher than guidance last year.

Tunisia

   - BG's Miskar field, which has been producing for around 10 years, achieved record production in 2005. Miskar's reserves of 200 mmboe stand at the same level as when production started in 1996. Miskar continues to offer significant scope for further development.
   - BG's Hasdrubal field, which has gross 2P reserves of 75 mmboe, will become an important contributor to growth in 2009.

India

   - BG is continuing to develop a material, integrated business in India. Upstream, BG is planning to increase production at its Panna/Mukta and Tapti fields through a major drilling campaign to 2009.
   - Downstream, the Group's two transmission and distribution businesses continue to grow and potential new distribution possibilities are being examined particularly in the south of India.

Trinidad

   - In Trinidad, BG is seeking to monetise more than 3 trillion cubic feet
     (tcf) of gross uncommitted gas reserves - from Dolphin, Manatee, Central Block and NCMA. The Dolphin field has substantial in-built growth potential and BG expects to recover around 4 tcf, some three times more than expected when the field started up in 1996.

Egypt

   - Following the early start-up in 2005 of Egyptian LNG Trains 1 and 2 and the associated upstream facilities, BG aims to increase production by 5 - 10% over the next three years by debottlenecking the facilities. BG is also making progress with early plans for a further train of Egyptian LNG.

Brazil

   - Comgas aims to achieve sustained annual average volume growth of 10% to 2009, up from previous guidance of 8%.


Kazakhstan

   - Karachaganak is BG's largest exploration and production field. It has seen annual production growth of 20% over the last five years.
   - With the first two phases of the field's development complete, BG is currently focused on improving 2006 performance by debottlenecking the plant to increase exports to Western markets by 10%.
   - The next phase of Karachaganak's development will see a fourth stabilisation train installed by 2009 increasing total liquids production for export to around 10 mtpa together with a significant increase in the field's gas production.
   - Hydrocarbons in place amount to 9 billion barrels (bbls) of liquids and 48 trillion cubic feet (tcf) of gas and BG is studying plans for the further exploitation of the field's huge potential.

Nigeria

   - Nigeria has become an important source of long term LNG supply for BG.
   - BG's involvement in the four-train OKLNG liquefaction project continues to take shape and first LNG offtake is expected by 2010 or 2011.
   - Upstream, BG has recently farmed in to deepwater block OPL 332 which is located favourably for supply to OKLNG in the event of a gas discovery.

Exploration & Production

   - In 2006, BG plans to drill 35 to 40 E&A wells.
   - BG's E&P prospect inventory has been significantly enhanced in 2005 with the addition of over 45,000 square kilometres of new acreage, including new countries Libya and Nigeria. The Group has over 200 prospects and leads and risked reserves have increased to some 2.5 billion barrels of oil equivalent.

LNG

   - BG's LNG business will change markedly over the next two years from largely short term and spot cargoes to predominantly long-term, contracted supply.
   - Within its current market positions, BG has expansion options that can take regasification capacity to 43 mtpa by 2012 - a further increase over the 40 mtpa identified last year.
   - BG has continued to improve its US regasification facilities, which were already industry-leading in terms of cost. The second Lake Charles expansion is due to be operational by the middle of 2006 and will result in a substantial reduction in unit costs. New vapourisation technology will reduce fuel gas consumption by 85%.
   - In the UK, the Dragon regasification terminal in South Wales is due on stream in late 2007.
   - In Italy, commercial operations at the Brindisi regasification terminal are scheduled to begin in the fourth quarter of 2009.

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2004.

Cautionary note to US investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive information tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release such as "reserves and resources", "2P reserves", "gross 2P reserves", "gross uncommitted gas reserves", "hydrocarbons in place", "E&P prospect inventory" and "risked reserves" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT. You may read and copy this information at the SEC's public reference room, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also avail able at the internet website maintained by SEC at http:// www.sec.gov

Notes to Editors:

BG Group plc is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


Enquiries:

Communications                                           +44 (0) 118 929 3717

Out of hours media mobile:                               +44 (0) 791 718 5707

Investor Relations       Chris Lloyd/Helen Parris/
                         Kate Bingham                    +44 (0) 118 929 3025

Website: www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 09 February, 2006                          By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary